21 Scarsdale Road | Yonkers, NY 10707 | 914-961-6100

August 23, 2012

VIA EDGAR

Ms. Kathryn McHale
Senior Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hudson Valley Holding Corp. Form 10-K for the fiscal year ended December 31, 2011 Filed March 15, 2012 File No. 001-34453

Dear Ms. McHale:

We are in receipt of your letter dated July 26, 2012 (the “Comment Letter”) concerning the above-captioned filing of Hudson Valley Holding Corp. (or collectively with its subsidiaries referred to as “the Company”, “we,” “our” and “us”).  Our response to your comments are below.  To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 29

1.
In future filings, please revise the “Legal Proceedings” section to disclose the SEC’s investigation of A.R. Schmeidler & Co., Inc. and the information required by Item 103 of Regulation S-K as it relates to this investigation, to the extent the investigation remains material to your business and results of operations.

In future filings, the Company will revise the “Legal Proceedings” section to include the information required by Item 103 of Regulation S-K as it relates to the investigation of A.R. Schmeidler & Co., Inc. to the extent that it remains material.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 2 of 13

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Management’s Discussion and Analysis, page 34

2.
We note your disclosure that during the second half of 2010 and most of 2011, you deployed approximately $420 million of excess liquidity into multi-family loans, a category of commercial real estate (CRE).  You also state that these loans have not historically been a strategic part of your lending programs and that these originations represented the majority of your new loans during 2011.  Due to your significant increase in the origination of multi-family loans, please tell us and revise your future filings to address the following:

•	Clarify your statement that these loans are a category of CRE loans as your loan footnote disclosures beginning on page 88 indicate that these loans are included in residential real estate loans.

The Company has historically presented residential multi-family loans as part of residential loans for financial statement purposes as this is where they are presented in its Call Report filed with the Federal Deposit Insurance Corporation. The statement in the Overview of Management’s Discussion and Analysis that they are considered a category of commercial real estate, relates to the fact that the Office of the Comptroller of the Currency (OCC) considers them as such for purposes of concentration analysis.  We will clarify this disclosure in future filings.

•	Disclose your origination policies and procedures related to multi-family loans.

The Company offers multi-family loans up to $7,500,000 per transaction. These loans are available for 7 or 10 year terms with one 5 year extension option. A 7 year term with no extension option is also offered. Pricing is typically based on a spread over the corresponding FHLBNY rate. Amortization of up to 30 years, a maximum loan to value ratio of 75% and a debt service coverage ratio of 1.2 to 1 are generally required. This disclosure will be included in future filings.

•	Explain how you determine the allowance for loan losses for these loans given the fact that you have not historically originated these loans.

The Company has historically had a portfolio of multi-family loans prior to the 2010-2011 originations, although origination of this type of product was not a major part of the Company’s emphasis. Therefore there was some internal historical charge-off data available for purposes of determining the allowance for loan loss related to this product. Given the size and more standardized characteristics of the 2010-2011 originations, this historical data was supplemented with additional factors such as industry loss experience and add-ons for new product risk and concentration risk.

•
We note you disclose on page 44 that some of the multi-family loans originated in 2010 and 2011 were part of the $474 million of loans to be sold and were transferred to loans held for sale.  Please quantify the amount of multi-family loans identified for sale, resulting write downs recorded, and the gain or loss realized upon the subsequent sale of these loans as noted in your Form 8-K filed on April 3, 2012.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 3 of 13

At December 31, 2011, $275 million of multi-family loans originated in 2010-2011 were transferred to loans held-for-sale. There was no write down required on these loans at the time of transfer due to the fact that the estimated market value at the time of the transfer exceeded the amortized cost. The subsequent sale of the $274 million remaining balance of these loans in March 2012 resulted in a pretax gain of $8.0 million. Information related to the sale was disclosed in Footnote #4 in the Company’s March 31, 2012 Form 10-Q.

•	Please revise to provide your multi-family loan portfolio as a separate class of financing receivable for purposes of providing all of the disclosures required by ASU 2010-20.

In future filings, the multi-family loan portfolio will be provided as a separate class for all of the disclosures required by ASU 2010-20.

Allowance for Loan Losses, page 58

3.
We note your disclosure on page 59 which states that as of December 31, 2011 you had $2.4 million of specific reserves allocated to one loan.  We further note on page 90 that this reserve relates to an impaired construction loan with a recorded investment of $3.76 million.  We also note similar disclosure on page 45 of your Form 10-Q for March 31, 2012.  Please provide us with a comprehensive analysis of this loan relationship including a timeline of events detailing its credit performance which supports the amount of provisions for loan losses recorded.  Specifically, please address the following:

•	Tell us the relevant payment history, LTV statistics including how you determined the value of the collateral and when you classified this loan as nonperforming;

The loan was part of a relationship consisting of six notes totaling $12.5 million under four different operating entities. Although each entity was established for different purposes and unrelated real estate related activities, they had a common guarantor. In the fourth quarter of 2010, the Company completed an extension of three of the notes totaling $6.2 million (two entities) in a negotiation in which full cross collateralization was achieved over the three notes where two had previously been unsecured. The three notes were current at the time of the negotiation. No outstanding principal or interest was forgiven as a result of the extension. Although the Company improved its secured position as a result of the terms of the extension, a discounted cash flow analysis performed at the time of the extension indicated insufficient debt service coverage to support the restructured terms and, consequently, an $850,000 specific reserve was established and the loans were placed on nonaccrual status. The source of cash flow analysis performed was from projected cash flows obtained from the October 2010 appraisal of a commercial building securing the notes. The specific reserve, due to the cross collateralization, was assigned to the largest loan. The other two loans were considered impaired with no specific reserve.

•
Tell us how you determined the amount of provision to record as of March 31, 2012 and December 31, 2011 specifically identifying the triggering events and key information supporting the amounts recorded; and

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 4 of 13

The notes continued to perform in accordance with their terms, however with little improvement in the real estate marketplace, increased regulatory pressure to reduce classified and nonperforming loans, and the entire relationship approaching maturity in December 2011, the Company decided to approach the borrower with a plan to combine all six notes under a new restructuring plan. The Company initiated the process of negotiating a restructuring of this relationship with the goal of combining the existing six loans into two loans. This A note / B note structure was intended to establish one note which would be expected to perform in accordance with its terms and the second note which would be forgiven if the borrower performed on the first note. The new loans would be fully cross-collateralized. Based on this plan the Company performed a collateral based impairment analysis as of December 31, 2011 which indicated a valuation shortfall of $2.4 million resulting in an additional provision of $1.6 million recorded in the fourth quarter of 2011. The March 31, 2012 review produced similar results. See below for further discussion.

•
Tell us if you consider this loan to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of this loan.  If you obtained an appraisal, please provide us with the relevant information provided in these reports which supports your accounting.  Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.).  If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.

The Company considered the loans to be collateral dependent for accounting purposes. The resulting impairment analyses performed as of December 31, 2011 assisted in determining the principal amounts of the two new notes. The impairment analysis was based on previously obtained independent appraisals of four collateral real estate properties. The appraisals had dates ranging from June 2010 to December 2011. The impairment analysis also included an internally prepared present value of additional third party notes and mortgages assigned to the Company as security for the loans. The restructure negotiations were ongoing at both December 31, 2011 and March 31, 2012, and included discussions of additional collateral and other cash flows to be added in support of the final notes. The terms of the restructure were not finalized until the second quarter of 2012. As a result, the Company elected to assign a specific reserve instead of a partial charge-off at December 31, 2011 and March 31, 2012. When the restructure was completed, the A note / B note arrangement was booked in settlement of the prior six loans, and the $2.4 million B note was charged off for accounting purposes against the specific reserve. The $10.5 million A note is currently performing in accordance with its terms. It remains on nonaccrual status pending adequate demonstration of performance.

4.
As a related matter, we note in the table on page 90 that the aforementioned impaired construction loan is the only impaired loan which has a related specific allowance for loan losses and for which no charge-offs have been recorded as of December 31, 2011.  We also note similar disclosure on page 45 of your Form 10-Q for March 31, 2012.  Please compare and contrast the reason(s) this impaired construction loan has a specific allowance for loan loss as compared to the remainder of your impaired loans and taken into consideration your loan charge-off policies as disclosed on page 81.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 5 of 13

The reason that the Company elected to assign a specific reserve instead of a partial charge-off, was that the negotiations for the restructure were not completed and the final total collateral value was not fully established until the second quarter of 2012.

5.
We note your charge-off policies for your impaired loans that are real estate collateral dependent.  We also note your charge-off policies disclosed on page 81.  Please revise future filings to include the following:

•
For your large groups of smaller balance homogenous loans that are collectively reviewed for impairment as disclosed on page 80 tell us whether you charge-off a loan after the loan is a certain number of days delinquent and whether this varies by type of loan;

The Company has groups of smaller balance homogenous loans which are collectively reviewed for impairment. These groups include residential 1-4 family loans, home equity lines of credit and consumer loans. These loans are not individually risk rated while performing. The following actions are initiated on all loans in these portfolios after 90 days delinquency. Consumer loans, loans and lines with balances of $100,000 or less and other unsecured loans are charged off after 90 days delinquency. Other larger balance residential 1-4 mortgages and home equity lines of credit are placed on nonaccrual status after 90 days delinquency and are immediately evaluated for collectability utilizing a collateral based impairment analysis. Full or partial charge-offs are taken for impairment shortfalls on these loans. The loans are then transferred to asset recovery or other legal channels for foreclosure or other resolution.

•
Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan due to an impairment that is determined to be permanent as referenced on page 80 as compared to recording a specific or general reserve;

Triggering events that may impact the Company’s decision to record a specific reserve instead of a partial charge-off on impaired loans typically involve some uncertainty as to the amount of permanent loss to be recorded. Examples include ongoing negotiations with a borrower, new appraisals or other collateral valuations not yet received or completed and other factors where the decision to record a charge-off is considered premature.

•	Revise to disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and

In future filings, the Company will disclose the amount of nonperforming and impaired loans at each balance sheet date for which partial charge-off have been recorded and the related amount charged off.

•	Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 6 of 13

Partial charge-offs of nonperforming and impaired loans are reflected in charge-off history utilized in determining the formula component of the allowance for loan losses. Partial charge-offs can significantly impact the allowance for loan losses as a percentage of nonperforming loans (Coverage Ratio) and other credit loss statistics and trends due to the fact that, in this situation, the allowance for loan loss is reduced and  the remaining loan balance continues to be carried in nonperforming loans. In future filings we will describe how partial charge-offs may impact credit loss statistics and trends, including the coverage ratio.

Proposed disclosures relating to comment 5 are attached as Appendix A.

Item 8. Financial Statements and Supplementary Data

Note 2.  Securities, page 84

6.
We note the significant unrealized losses related to your pooled trust preferred securities as of December 31, 2011 and March 31, 2012, as included in your Form 10-Q for March 31, 2012.  Noting the significant inputs provided on page 85, please address the following related to your deferral and default assumptions used in your calculation of the present value of cash flows expected to be collected for each of your pooled trust preferred securities:

•	Please tell us in detail how you develop your estimate of future deferrals and defaults.

The Company’s estimates of future deferrals and defaults are based on a combination of two estimates. The first estimate (specific review) is based on individual reviews of financial condition of financial institutions representing the underlying collateral of the pooled trust preferred securities. The review encompasses existing defaults and deferrals as well as performing collateral. The second estimate (general review) applies an estimate of additional deferral as a percentage of remaining performing collateral. Proposed future disclosures, based on information as of June 30, 2012, are attached as Appendix B.

•
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

The specific deferrals and defaults review is based on credit characteristics generally gathered from the underlying entities’ latest Call Reports. The review is focused on capital adequacy, earnings performance and various asset quality measurements. The results of the specific review are different for each security held as each security has its own unique group of collateral institutions. The general review criteria is applied on the same basis for each security held.

•	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

Actual defaults are assumed to have no recovery value. Actual deferrals may or may not have an assumed recovery value depending on the results of an individual review of credit characteristics.

•
Tell us and disclose in future filings your recover rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 7 of 13

Actual defaults are always assigned a recovery rate of 0%. Actual deferrals are assigned recovery rates ranging from 0% to 75% which are determined by the results of a review of credit characteristics of each underlying entity. The general review assigns additional projected deferrals equal to 2% of remaining performing collateral in year one, 1% in year two and 0.25% annually thereafter, with a projected recovery rate of 15%.

7.
Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure.  Therefore, for each pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: class, book value, fair value, unrealized gain/loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Please provide us with your proposed disclosures as of March 31, 2012.

Proposed disclosures relating to comments 6 and 7 are attached as Appendix B.

Item 15. Exhibits

8.	In future filings, please file the 2011 Senior Officer Incentive Program as an exhibit to the Form 10-K.

In future filings, the Company will file the 2011 Senior Officer Incentive Program as an exhibit.

The Company hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 8 of 13

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 914-771-3212.

Very truly yours,

/s/ Andrew J. Reinhart

Andrew J. Reinhart
First Senior Vice President
Controller and Interim Chief Financial Officer

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 9 of 13

APPENDIX A – proposed disclosures related to Comment 5
(information as of June 30, 2012):

Allowance for Loan Losses — The Company maintains an allowance for loan losses to absorb probable losses incurred in the loan portfolio based on ongoing quarterly assessments of the estimated losses. The Company’s methodology for assessing the appropriateness of the allowance consists of a specific component for identified problem loans, and a formula component which addresses historical loan loss experience together with other relevant risk factors affecting the portfolio.  This methodology applies to all portfolio segments.

The specific component incorporates the Company’s analysis of impaired loans.  These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan’s contractual terms. In addition, a loan which has been renegotiated with a borrower experiencing financial difficulties for which the terms of the loan have been modified with a concession that the Company would not otherwise have granted are considered troubled debt restructurings and are also recognized as impaired. Measurement of impairment can be based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of an impaired loan is less than the related recorded amount, a specific valuation component is established within the allowance for loan losses or, if the impairment is considered to be permanent, a full or partial charge-off is recorded against the allowance for loan losses. Triggering events that may impact the Company’s decision to record a specific reserve instead of a partial charge-off on impaired loans typically involve some uncertainty as to the amount of permanent loss to be recorded. Examples include ongoing negotiations with a borrower, new appraisals or other collateral evaluations not yet received or completed and other factors where the decision to record a charge-off is considered premature. The Company has groups of smaller balance homogenous loans which are collectively reviewed for impairment. These groups include residential 1-4 family loans, home equity lines of credit and consumer loans. These loans are not individually risk rated while performing. They are either charged off or evaluated for impairment after 90 days delinquency.

The formula component is calculated by first applying historical loss experience factors to outstanding loans by type. The Company uses a three year average loss experience as the starting base for the formula component. This component is then adjusted to reflect additional risk factors not addressed by historical loss experience. These factors include the evaluation of then-existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, recent charge-off and delinquency experience, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectability of the loan portfolio. Senior management reviews these conditions quarterly. Management’s evaluation of the loss related to each of these conditions is quantified by portfolio segment and reflected in the formula component. The evaluations of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty due to the subjective nature of such evaluations and because they are not identified with specific problem credits.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 10 of 13

Actual losses can vary significantly from the estimated amounts. The Company’s methodology permits adjustments to the allowance in the event that, in management’s judgment, significant factors which affect the collectability of the loan portfolio as of the evaluation date have changed.

Management believes the allowance for loan losses is the best estimate of probable losses which have been incurred as of June 30, 2012. There is no assurance that the Company will not be required to make future adjustments to the allowance in response to changing economic conditions, particularly in the Company’s service area, since the majority of the Company’s loans are collateralized by real estate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments at the time of their examinations.

Loan Charge-Offs – The Company's charge-off policy covers all loan portfolio classes.  Loans are generally fully or partially charged-off at the earlier of when it is determined that collection efforts are no longer productive or when they have been identified as losses by management, internal loan review and/or bank examiners.  Factors considered in determining whether collection efforts are no longer productive include any amounts currently being collected, the status of discussions or negotiations with the borrower, the principal and/or guarantors, the cost of continuing, efforts to collect, the status of any foreclosure or legal actions, the value of the collateral, and any other pertinent factors. For loans in groups that are collectively reviewed for impairment, the following actions are taken after 90 days delinquency. Consumer loans, loans and lines with balances of $100,000 or less and other unsecured loans are charged off after 90 days delinquency. Other larger balance residential 1-4 mortgages and home equity lines of credit are placed on nonaccrual status after 90 days delinquency and are immediately evaluated for collectability utilizing a collateral based impairment analysis. Full or partial charge-offs are taken for impairment shortfalls on these loans. The loans are then transferred to asset recovery or other legal channels for foreclosure or other resolution.

Additional disclosure related to impact of partial charge-offs on coverage ratio and other credit loss statistics and trends:

A summary of the components of the allowance for loan losses, changes in the components and the impact of charge-offs/recoveries on the resulting provision for loan losses for the dates indicated is as follows:

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 11 of 13

	(000's)			(000's)
		Change			Change
	Jun 30	During	Dec 31	Jun 30	During	Dec 31
	2012	2012	2011	2011	2011	2010
Components
Specific:
Real Estate:
Commercial	-	-	-	-	-	-
Construction	-	$(2,374)	$2,374	$907	$57	$850
Residential	-	-	-	-	(17)	17
Commercial and Industrial	-	-	-	25	-	25
Lease Financing and other	-	-	-	-	-	-
Total Specific Component	-	(2,374)	2,374	932	40	892
Formula:
Real Estate:
Commercial	$11,592	(1,184)	12,776	17,112	376	16,736
Construction	4,496	400	4,096	5,533	(757)	6,290
Residential	8,789	696	8,093	13,161	3,327	9,834
Commercial and Industrial	3,420	770	2,650	4,221	(44)	4,265
Lease Financing and other	436	(260)	696	930	(2)	932
Total Formula Component	28,733	422	28,311	40,957	2,900	38,057
Total Allowance	$28,733		$30,685	$41,889		$38,949
Net Change		(1,952)			2,940
Net Charge-offs (1)		5,205			4,057
Provision for loan losses		$3,253			$6,997

Coverage Ratio (2)	73%		103%	73%		86%
Coverage Ratio adjusted for the impact of partial charge-offs	76%		103%	74%		89%

(1) Net charge-offs include partial charge-offs of $5,459 and $2,439 related to nonperforming and impaired loans for the six month periods ended June 30, 2012 and 2011, respectively.

(2) The Coverage Ratio is the allowance for loan losses divided by total nonperforming loans (excluding loans held-for-sale).

The specific component of the allowance for loan losses is the result of our analysis of impaired loans and our determination of the amount required to reduce the carrying amount of such loans to estimated fair value. Accordingly, such allowance is dependent on the particular loans and their characteristics at each measurement date, not necessarily the total amount of such loans.  The Company usually records partial charge-offs as opposed to specific reserves for impaired loans that are real estate collateral dependent and for which independent appraisals have determined the fair value of the collateral to be less than the carrying amount of the loan. Partial charge-offs of nonperforming and impaired loans are reflected in charge-off history utilized in determining the formula component of the allowance for loan losses. Partial charge-offs can significantly impact the allowance for loan losses as a percentage of nonperforming loans (coverage ratio) and other credit loss statistics and trends due to the fact that, in this situation, the allowance for loan loss is reduced and  the remaining loan balance continues to be carried in nonperforming loans. At June 30, 2012 and December 31, 2011, the Company had $21.3 million and $10.6 million, respectively, of nonaccrual and impaired loans for which prior partial charge-offs of $5.5 million and $1.3 million, respectively, had been recorded. At June 30, 2012, the Company had no specific reserves allocated. There was a $2.4 million specific reserve allocated to one impaired loan as of December 31, 2011. This reserve was charged off in the second quarter of 2012 upon completion of the restructure of the related loan for which it was established. The Company’s analyses as of June 30, 2012 and December 31, 2011 indicated that impaired loans were principally real estate collateral dependent and that, with the exception of those loans for which specific reserves were assigned, there was sufficient underlying collateral value or guarantees to indicate expected recovery of the carrying amount of the loans.

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 12 of 13

APPENDIX B – proposed disclosures related to Comments 6 and 7
 (information as of June 30, 2012):

Included in other debt securities are investments in six pooled trust preferred securities with amortized costs and estimated fair values of $11,183 and $2,768 respectively, at June 30, 2012.  These investments represent trust preferred obligations of groups of banking industry companies. The value of these investments has been severely negatively affected by the downturn in the economy, significant levels of defaults and interest deferrals of many issuers and continued investor concerns about recent and potential future losses in the financial services industry. One of the pooled trust preferred securities, with an amortized cost of $515 and fair value of $521 at June 30, 2012, was called to auction and paid in full in July 2012. The remaining investments are rated below investment grade by Moody’s Investor Services at June 30, 2012 with ratings ranging from Caa2 to C. All of the Company’s pooled trust preferred securities are mezzanine class issues, which are subordinate to certain other classes of securities within their pools. In light of these conditions, these investments were reviewed for other-than-temporary impairment.

In estimating OTTI losses, the Company considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuers, (3) whether the Company intends to sell or whether it is more likely than not that the Company would be required to sell the investments prior to recovery of cost and (4) evaluation of cash flows to determine if they have been adversely affected.

The Company uses a discounted cash flow (“DCF”) analysis to provide an estimate of an OTTI loss. Inputs to the discount model included known defaults and interest deferrals, projected additional default rates, projected additional deferrals of interest, over-collateralization tests, interest coverage tests and other factors. Additional expected default and deferral rates were weighted toward the near future to reflect the current adverse economic environment affecting the banking industry. All known and projected defaults are applied a loss severity of 100%. All known and expected deferrals are assigned a loss severity between 25% and 100% based on an individual review of the related issuers’ financial information. The review is focused on capital adequacy, earnings performance and various asset quality measurements. An additional factor for potential defaults/deferrals is included in each DCF at 2% of performing collateral in year 1, 1% in year 2 and 0.25% annually thereafter, at a loss severity rate of 85%.  A 1% annual prepayment factor is also applied to each DCF. The discount rate used in the DCF was based upon the original yield expected from the related securities. Significant specific inputs to the cash flow models used in determining credit related OTTI losses on pooled trust preferred securities as of June 30, 2012 included the following:

Ms. Kathryn McHale Securities and Exchange Commission August 23, 2012 Page 13of 13

	PreTSL	PreTSL	PreTSL	PreTSL	PreTSL	PreTSL
	IV	VII	VIII	VIII	X	XI

Discount rate index	3m LIBOR	3m LIBOR	3m LIBOR	3m LIBOR	3m LIBOR	3m LIBOR
Discount rate spread	2.25%	1.80%	1.90%	1.90%	1.70%	1.60%
Projected specific defaults and deferrals as % of original Collateral	57.1%	70.1%	52.0%	52.0%	41.4%	33.6%
Projected severity of loss as % of specific defaults/deferrals	84.2%	79.0%	86.8%	86.8%	70.4%	82.3%
Projected additional defaults/deferrals as % of performing collateral:
Year 1	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Year 2	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Thereafter	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
Severity of loss	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%

Additional information related to the Company’s pooled trust preferred securities is presented below:

	PreTSL	PreTSL	PreTSL	PreTSL	PreTSL	PreTSL
	IV	VII	VIII	VIII	X	XI

Class	Mezz	B	B-1	B-2	B-2	B-2
Seniority	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
Amortized cost	$61	$921	$729	$1,093	$5,759	$2,104
Fair value	14	278	107	160	1,293	395
Unrealized gain (loss)	(47)	(643)	(622)	(933)	(4,466)	(1,709)
Total OTTI recognized in earnings - six months ended June 30, 2012	0	(2)	(188)	(281)	(53)	(4)
Total OTTI recognized in earnings - life to date	0	(1,122)	(1,418)	(2,127)	(4,863)	(472)
Moody's / Fitch	Caa2/CCC	Ca/C	C/C	C/C	C/C	Ca/C
Number of institutions currently performing	4	8	19	19	33	41
Actual defaults/deferrals as % of original collateral	27.1%	67.8%	52.0%	52.0%	41.4%	32.3%
Excess subordination as % of performing collateral (1)	19.7%	-182.3%	-86.7%	-86.7%	-43.7%	-31.1%

(1) The excess subordination as % of performing collateral is calculated by taking total performing collateral and dividing it by the sum of all class balances with seniority senior to and equal to the class for which the measurement is applicable. A negative percentage is generally indicative of an expected cash flow shortfall which would result in credit component OTTI. A current positive or negative excess subordination is not by itself necessarily indicative of full or partial receipt of contractual cash flows through maturity, as future actual cash flow results realized with respect to future defaults and deferrals, default and deferral timing, loss severities, recovery timing, redirections of payments in other classes and other factors could act to increase or decrease an indicated deficiency at a future date.